SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from              to

Commission file number 1-1550

Full title of the plan and the address of the plan if different from that of the issuer named below:

CHIQUITA SAVINGS AND INVESTMENT PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chiquita Brands International, Inc.

Chiquita Center

250 East Fifth Street

Cincinnati, Ohio 45202

CHIQUITA SAVINGS AND INVESTMENT PLAN

Contents

Page(s)
Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2003 and 2002	2

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002	3

Notes to Financial Statements	4 - 9

Supplemental Schedule

Schedule of Assets (Held At End of Year)	10

Signature	11

Exhibit

Consent of Independent Registered Public Accounting Firm	Exhibit 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Committee

Plan Administrator of the

Chiquita Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Chiquita Savings and Investment Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Cincinnati, Ohio

June 18, 2004

CHIQUITA SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE

FOR BENEFITS

	December 31,
	2003	2002
Investments, at fair value	$40,168,820	$30,320,496
Contributions receivable due from the Company	108,574	1,552,470

Net assets available for benefits	$40,277,394	$31,872,966

See accompanying notes to financial statements.

CHIQUITA SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2003	2002
Investment income:
Dividends	$406,183	$524,791
Interest	36,947	45,344

Net appreciation (depreciation) in fair value of investments	6,835,131	(6,444,173)

Contributions:
Participant	2,490,141	2,827,292
Company	2,577,012	3,117,123
Rollover	180,097	9,473

	12,525,511	79,850
Less: Distributions to participants	(4,121,083)	(4,801,700)

Increase (decrease) in net assets available for benefits	8,404,428	(4,721,850)

Net assets available for benefits:
Beginning of the year	31,872,966	36,594,816

End of the year	$40,277,394	$31,872,966

See accompanying notes to financial statements.

CHIQUITA SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DESCRIPTION OF THE PLAN

The following description of the Chiquita Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available for participation by substantially all full-time and part-time domestic salaried employees of Chiquita Brands International, Inc. (the “Company” or the “Plan Sponsor”) and its participating subsidiaries who have completed 60 days of service and have attained the age of 21. Although it is anticipated that the Plan will continue indefinitely, the Board of Directors of the Company can amend, suspend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, active participants become 100% vested in their accounts.

The Plan was amended and restated effective January 1, 2001 to incorporate all plan amendments since the last restatement. The Plan was also amended on June 10, 2004, effective June 1, 2004, to allow participants to direct new contributions and allocate prior contributions to the Chiquita Common Stock Fund. In addition, the Plan was amended on December 31, 2003, June 23, 2003 and April 14, 2003 to comply with all changes in the law. On March 4, 2003, the Plan was amended to permit the holding of warrants to purchase the Company’s new common stock issued on March 19, 2002 pursuant to the Company’s Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code and the subsequent exercise or sale of those warrants. For this purpose, the Company received from the Department of Labor an appropriate exemption to allow the holding of warrants by the Plan.

Effective September 27, 2002, the Plan changed its trustee from Putnam Fiduciary Trust Company to UMB Bank, N.A. (the “Trustee”). Effective January 1, 2004, the Plan changed its trustee from UMB Bank, N.A. to State Street Bank and Trust Company. Pending investment in each fund’s primary investment vehicle, the Trustee may invest monies temporarily in short-term investments.

Financial Condition of Plan Sponsor

On March 19, 2002, the Company completed its financial restructuring when its pre-arranged Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code became effective. The assets of the Plan were legally protected from creditors during the bankruptcy proceedings, which commenced November 28, 2001.

In accordance with the Company’s Plan of Reorganization, all Chiquita Brands International, Inc. common stock, par value $.01 per share, existing at March 19, 2002 was cancelled. These shares were converted into the right to receive shares of a new class of Common Stock, par value $.01 per share (“Chiquita Common Stock”), and 7-year warrants to subscribe for shares of the new Chiquita Common Stock. Every 1,000 shares of old common stock were exchanged for 7.1 shares of new Chiquita Common Stock and 118.9 warrants. Accordingly, on March 19, 2002, the Plan’s 1,215,723 shares of old common stock were exchanged for 8,670 shares of new Chiquita Common Stock and 144,510 warrants. The warrants have an exercise price of $19.23 per share and will be exercisable through March 19, 2009.

Participant Accounts

Participants may have up to seven accounts under the Plan:

Account	Description of Account
Employee Accounts:
Employee Before-Tax Contributions	Reflect all before-tax, after-tax and
Employee After-Tax Contributions	rollover contributions, and the income,
Catch-up Contributions	losses, withdrawals and distributions
Rollover Contributions	attributable to such employee contributions.

Company Accounts:
Matching Contributions	Reflect participant’s share of Company
Profit Sharing Contributions	contributions, profit-sharing contributions of
Non-elective Contributions	certain merged plans, and an amount equal to
participant’s unspent employee credits
contributed prior to January 1, 2004 from the
Company’s separate welfare benefits plans,
and the income, losses, withdrawals and
distributions attributable to such contributions.

Participant Contributions

Participants may elect to defer as a Before-Tax Contribution any whole percentage of their compensation from 1% to 15%, subject to the non-discrimination standards of the Internal Revenue Code (the “Code”). A participant’s taxable compensation is reduced by the amount of Before-Tax Contributions, and those amounts are contributed to the Plan on the participant’s behalf by the Company. A participant’s Before-Tax Contributions in any one year are also limited to a fixed dollar maximum ($13,000 for 2004, $12,000 for 2003 and $11,000 for 2002) as specified by the Code. The first 6% of compensation contributed to the Plan (“Eligible Participant Contributions”) is eligible for employer matching contributions. In July 2002, participants age 50 or older could begin making catch-up contributions if they contributed the maximum elective deferral under the Plan. A participant’s catch-up contributions in any one year are limited to a fixed dollar maximum ($3,000 for 2004, $2,000 for 2003 and $1,000 for 2002).

From January 16, 2001 to May 31, 2004, participant contributions to the Chiquita Common Stock Fund were not permitted. Participants were permitted to keep existing balances at January 16, 2001 in the Chiquita Common Stock Fund. However, if a participant chose to transfer any funds from the Chiquita Common Stock Fund to another investment fund after that date, the participant was not permitted to transfer those amounts back to the Chiquita Common Stock Fund. Beginning June 1, 2004, participants may direct new contributions and allocate prior contributions to the Chiquita Common Stock Fund.

The Plan also accepts rollover contributions (“Rollovers”) from other qualified plans and from certain individual retirement accounts. Rollovers are credited to a participant’s Rollover Contributions Account, are treated in a manner similar to Before-Tax Contributions for Plan accounting and federal income tax purposes, and are not eligible for matching contributions by the Company.

Company Contributions

The Company makes a Basic Matching Contribution and may make a Discretionary Matching Contribution, as described below. These contributions are based on Eligible Participant Contributions. The Company’s matching contributions are subject to the non-discrimination standards of the Code.

Basic Matching Contributions The Basic Matching Contribution amounted to 150% of Eligible Participant Contributions in 2003 and 75% in 2002. In 2004, the Basic Matching Contribution is 150% (or such higher percentage as the Plan Administrative Committee may in its discretion approve) of Eligible Participant Contributions.

Discretionary Matching Contributions The Company may, at its discretion, make an additional contribution to the account of each participant who is actively employed by the Company on the last day of the Plan year. The Discretionary Matching Contribution amounted to 0% of Eligible Participant Contributions in 2003 and 75% in 2002.

Since November 23, 2000, all Company matching contributions have been made in cash. Prior to November 23, 2000, all Company contributions were made in shares of Chiquita Common Stock.

Under the Code, a participant’s annual Before-Tax Contributions, After-Tax Contributions, employer Matching Contributions and Non-elective Contributions for any calendar year cannot exceed the lesser of a fixed dollar amount ($41,000 for 2004 and $40,000 for 2003 and 2002) or 100% of the participant’s compensation for that calendar year.

Investment Options

The Plan offers a variety of investment options, primarily third-party mutual funds. From January 16, 2001 to May 31, 2004, participants were not permitted to direct new contributions, or allocate prior contributions, to the Chiquita Common Stock Fund. Beginning June 1, 2004, participants may direct their new contributions and allocate prior contributions to any of the Plan’s investment options. Participants may change the investment allocation of accumulated account balances daily. A participant’s future contribution deferral amount and investment allocation may be changed with each pay period. The Plan Administrative Committee (the “Plan Administrator”) may change any of the investment funds offered to participants at its discretion.

Vesting

Participants are fully vested in their Employee Accounts and their Non-elective Contributions Account. Company Matching Contributions and the related earnings with respect to each Plan year become vested at a rate of 20% for each year of service to the Company. A participant with less than five years of service becomes fully vested in his or her Matching Contributions Account immediately at age 65 while still actively employed or when employment terminates as a result of retirement, death or disability.

The non-vested portions of a terminating participant’s Company Accounts are forfeited and used to reduce future Company contributions.

Withdrawals, Distributions and Loans

A participant’s contributions may be withdrawn only in limited circumstances, as permitted by the Code and the Plan.

Upon termination of service, a participant may apply to receive a distribution of the vested portion of his or her account balance in a lump-sum amount or leave the account balance in the Plan until age 65. Distributions consist of cash or shares of Chiquita Common Stock from the Chiquita Common Stock Fund, cash or warrants from the Chiquita Warrant Fund, and cash from all other investment funds. In addition, prior to June 1, 2002, other forms of distribution were permitted for participants’ account balances from merged plans, including qualified joint and survivor annuities and monthly installment payments.

Participants may, with the approval of the Plan Administrator, borrow amounts from certain of their accounts subject to conditions and terms as set forth in the Plan and by the Plan Administrator.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis.

Use of Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes.

Valuation of Investments

Chiquita Common Stock and warrants are valued at the last sales price reported on the New York Stock Exchange on the day of valuation. Units of participation in common/collective trusts (Barclays Global Equity Index) are valued at redemption value. The shares of registered investment companies (the remainder of the funds) are valued at quoted market prices which represent the net asset values of shares held by the Plan. Loans to participants are valued at cost, which approximates fair value.

Securities Transactions

Purchases and sales of investments are recorded on a trade date basis.

Dividend and Interest Income

Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis.

INVESTMENTS

The following presents investments, at fair value, that represented five percent or more of the Plan’s net assets:

	December 31,
	2003	2002
Barclays Global Equity Index	$9,210,770	$7,013,158
Strong Money Market	5,892,022	6,650,549
Strong Institutional Growth	5,817,778	4,322,789
Dodge & Cox Stock	4,209,382	1,621,353
Strong Institutional Government Securities	2,993,945	3,042,421
Managers Special Equity	2,764,409	1,403,955

During 2003 and 2002, the Plan’s investment balances (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2003	2002
Mutual funds	$6,387,857	$(6,370,604)
Chiquita Brands International, Inc. warrants	387,218	(234,976)
Chiquita Brands International, Inc. common stock	60,056	161,407

	$6,835,131	$(6,444,173)

RELATED PARTY TRANSACTIONS

During the years ended December 31, 2003 and 2002, the Plan sold 228 and 56,135 shares, respectively, of Chiquita Common Stock. In 2003 and 2002, the Plan also sold 4,774 warrants and 26,234 warrants, respectively. All sales were market transactions.

While it has no obligation to do so, the Company has provided certain administrative services and has paid professional fees for the benefit of the Plan.

NONPARTICIPANT-DIRECTED INVESTMENTS

On November 23, 2000, the Plan was amended to allow participants to direct any investment balance to any of the Plan’s investment options. Previously, certain amounts invested in Chiquita Common Stock represented a nonparticipant-directed investment.

TAXES

The Plan has received a determination letter from the Internal Revenue Service dated April 3, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

CHIQUITA SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2003

EIN No. 04-1923360, Plan No. 003

Identity of Issue/Description of Asset		Number of Shares or Rate of Interest and Maturity Date	Current Value
	Barclays Global Equity Index	903,902 units	$9,210,770
*	Strong Money Market	5,892,022 units	5,892,022
*	Strong Institutional Growth	329,619 shares	5,817,778
	Dodge & Cox Stock	36,995 shares	4,209,382
*	Strong Institutional Government Securities	275,178 shares	2,993,945
	Managers Special Equity	35,219 shares	2,764,409
	American Funds Euro Pacific Growth	57,867 shares	1,731,979
*	Strong Moderate Portfolio	176,322 shares	1,708,568
*	Strong Growth & Income Inst.	69,186 shares	1,364,355
*	Strong Advisor Small Cap Value	45,381 shares	1,249,359
*	Strong Aggressive Portfolio	104,453 shares	1,003,797
*	Chiquita Brands International, Inc. warrants	98,708 warrants	739,329
*	Strong Conservative Portfolio	47,210 shares	450,390
*	Strong Advisor Common Stock	16,091 shares	356,420
*	Chiquita Brands International, Inc. common stock, $.01 par value	6,177 shares	139,181
*	Participant loans receivable	Interest rates range from 5.0% to 10.5%; maturities range from 1 to 10 years	537,136

			$40,168,820

*	Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHIQUITA SAVINGS AND INVESTMENT PLAN

Date: June 25, 2004	By:	/s/ Barry H. Morris
Barry H. Morris, Chairman of the
Employee Benefits Committee